ANNUAL INFORMATION FORM

For the fiscal year ended October 31, 2025

DECEMBER 10, 2025

ANNUAL INFORMATION FORM

All information is as of October 31, 2025, and all dollar amounts are expressed in Canadian dollars, unless otherwise stated.
Unless otherwise stated, year references refer to the fiscal year ending in the referenced year.

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	4
NON-GAAP AND OTHER FINANCIAL MEASURES	5
Other Financial Measures	5
CORPORATE STRUCTURE	6
Incorporation	6
INTERCORPORATE RELATIONSHIPS	6
GENERAL DEVELOPMENT OF THE BUSINESS	7
Three Year History	7
DESCRIPTION OF THE BUSINESS	10
General Summary	10
Digital Banking Canada	10
Financing and Lending	10
Funding	11
Capital	11
Credit Quality	11
Digital Banking USA	12
DRTC (Cybersecurity)	12
Digital Meteor	12
Specialized Skills and Knowledge / Competitive Conditions	13
New Services	13
Supervision and Regulation	13
Employees and Principal Properties	14
Risk Factors	14
DIVIDENDS	15
Common Shares	15
Preferred Shares	15
Series 1 Preferred Shares	15
Dividend Summary	16
CAPITAL STRUCTURE	16
Common Shares	16
Preferred Shares	17
Series 1 Preferred Shares	17
Series 2 Preferred Shares	18
Constraints	18
RATINGS	19
MARKET FOR SECURITIES	20
Trading Price and Volume	20
DIRECTORS AND OFFICERS	21
Directors	21

Executive Officers	22
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	23
TRANSFER AGENT AND REGISTRAR	23
MATERIAL CONTRACTS	23
EXPERTS	24
AUDIT COMMITTEE	24
Audit Committee Mandate	24
Composition of the Audit Committee	24
Relevant Education and Experience	24
Pre-Approval Policies and Procedures	25
Auditor Fees	25
ADDITIONAL INFORMATION	25
APPENDIX A: RATING DEFINITIONS	26
APPENDIX B: AUDIT COMMITTEE MANDATE	29

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the United States of America (the “U.S.”) Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this Annual Information Form that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and the U.S. in which VersaBank conducts operations; trade laws and tariffs; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; the proposed Structural Realignment (as described herein); and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

The foregoing list of important factors is not exhaustive. Additional risks and uncertainties regarding VersaBank are described in its Management’s Discussion and Analysis for the year ended October 31, 2025 (the “2025 MD&A”), which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the Annual Information Form is presented to assist VersaBank shareholders and others in understanding VersaBank’s business structure and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this Annual Information Form or made from time to time by VersaBank or on its behalf.

NON-GAAP AND OTHER FINANCIAL MEASURES

Non-GAAP and other financial measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements of VersaBank to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. VersaBank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses VersaBank’s performance.

For additional disclosure regarding these financial measures and financial ratios and, where applicable, a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please refer to the “Non-GAAP and Other Financial Measures” section in the 2025 MD&A which is incorporated by reference herein. The 2025 MD&A is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

OTHER FINANCIAL MEASURES

Net Interest Margin is calculated as net interest income divided by average total assets. Net interest margin does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

CORPORATE STRUCTURE

INCORPORATION

VersaBank (or, the “Bank”) is a Schedule I bank governed by the Bank Act (Canada) (the “Bank Act”). VersaBank was originally incorporated as a trust company, Pacific & Western Trust Corporation (“PW Trust”), under The Business Corporations Act (Saskatchewan) in 1979. In 2002, PW Trust was granted a Schedule I bank license and continued under the Bank Act as Pacific & Western Bank of Canada (“PW Bank”). PW Bank completed an initial public offering in 2013 and changed its name to “VersaBank” in 2016. With the approval of the Minister of Finance (Canada) (the “Minister”), VersaBank merged with its parent holding company, PWC Capital Inc., pursuant to letters patent of amalgamation under the Bank Act in 2017 (the “Amalgamation”). VersaBank is a reporting issuer with securities regulators in Canada and the U.S. VersaBank’s common shares trade on the Toronto Stock Exchange (“TSX”) and the Nasdaq under the symbol VBNK.

VersaBank’s head and registered office is Suite 2002 – 140 Fullarton Street, London, Ontario N6A 5P2.

On August 30, 2024, VersaBank, through its wholly owned subsidiary, VersaHoldings US Corp. (“VersaHoldings”), acquired Stearns Bank Holdingford, National Association (“SBH”), a nationally chartered U.S. bank associated in Minnesota. Upon closing, SBH was renamed VersaBank USA National Association (“VersaBank USA”). VersaBank USA continues to operate under a national charter and is regulated by the Office of the Comptroller of the Currency (the “OCC”).

INTERCORPORATE RELATIONSHIPS

Information regarding the intercorporate relationships among the Bank and its subsidiaries is outlined below.

DRT Cyber Inc. (“DRTC”) was incorporated pursuant to the laws of the State of Delaware, U.S. on September 6, 2019. It was formed to provide cyber security solutions to safeguard its clients high value–assets. VersaBank owns 100% of the voting shares of DRTC.

Digital Boundary Group Canada Inc. (formerly 2021945 Ontario Inc.) was incorporated pursuant to the laws of Ontario on January 30, 2003. DRTC owns 100 % of the voting shares of Digital Boundary Group Canada Inc.

Digital Boundary Group, Inc. (“DBG”) was incorporated pursuant to the laws of Michigan on August 9, 2006. DRTC owns 100 % of the voting shares of DBG.

VersaHoldings US Corp. was incorporated pursuant to the laws of the State of Delaware, U.S. on December 22, 2021. VersaBank owns 100% of the voting shares of VersaHoldings.

VersaFinance US Corp. was incorporated pursuant to the laws of the State of Delaware, U.S. on December 22, 2021. VersaHoldings owns 100% of the voting shares of VersaFinance US Corp.

VersaBank USA National Association was acquired on August 30, 2024 and is a national bank chartered under the laws of the United States and regulated by the national Office of the Comptroller of the Currency (OCC). VersaHoldings owns 100% of the voting shares of VersaBank USA National Association.

VersaJet Inc. was incorporated pursuant to the laws of the Northwest Territories on September 7, 2016. VersaJet Inc. is a management company with assets comprised of parts, systems and equipment that directly support flight operations. VersaBank owns 100% of the voting shares of VersaJet Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

The following summary highlights select financial metrics and developments for the Bank’s three most recent fiscal year periods, starting with the least recent period:

In 2023, the Bank generated annual interest income of $229.3 million, net interest income (“NII”) of $100.1 million, and net interest margin1 (“NIM”) of 2.68% on an average credit asset balance of $3.42 billion. The Bank’s increased credit activities resulted in net income of $42.2 million. During the year and following the year end, VersaBank declared quarterly common share dividends of $0.025 per share. Total assets at the end of fiscal 2023 were $4.20 billion.

On August 16, 2023, the Bank’s Normal Course Issuer Bid (“NCIB”) which commenced on August 15, 2022, expired. At the time of expiry, the Bank had repurchased 1,516,658 shares under the NCIB.

On September 15, 2023, 40,000 options, which were granted to the Bank’s President & Chief Executive Officer on October 31, 2013, under a legacy plan, were exercised for $7.00 per share.

In 2024, the Bank generated annual interest income of $285.4 million, NII of $102.7 million, and NIM of 2.27% on an average credit asset balance of $4.04 billion. The increase in the Bank’s credit activities resulted in the Bank generating net income of $39.7 million. During the year and following the year end, VersaBank declared quarterly common share dividends of $0.025 per share. Total assets at the end of fiscal 2024 were $4.84 billion.

1 This is a non-GAAP measure. See definition in “Non-GAAP and Other Financial Measures”.

On April 17, 2024, the Bank received shareholder approval to renew its evergreen Long Term Incentive Plan (“LTIP”) for an additional three years. The LTIP was last approved by Shareholders at the Annual and Special Meeting of Shareholders on April 21, 2021.

On April 30, 2024, the Bank redeemed all of its outstanding 10.00% subordinated debentures (Non-Viability Contingent Capital (“NVCC”)) issued by way of private placement on March 14, 2019 in the aggregate principal amount of $5,000,000 (the “Debentures”). The Debentures were redeemed at a redemption price of $1,000 principal amount of Debentures equal to the aggregate of (i) $1,000 and (ii) all accrued and unpaid interest on the Debentures being $25 (collectively, the “Redemption Price”).

On August 30, 2024, the Bank closed its previously announced acquisition of SBH, a national bank chartered under the laws of the United States and regulated by the OCC. The Bank acquired 100% of the outstanding shares of SBH from Stearns Financial Services, Inc. for cash consideration of approximately US$14.0 million (CAD$19.3 million). As part of the acquisition, VersaBank acquired approximately US$61.1 million in assets and assumed approximately US$54.1 million in deposits and other liabilities. Upon closing, SBH was renamed VersaBank USA National Association.

On October 31, 2024, the Bank redeemed all of its 1,461,460 outstanding, Non-Cumulative Series 1 preferred shares, NVCC using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $14.6 million.

On December 18, 2024, the Bank completed a treasury offering (the “Offering”) of 5,660,378 common shares at a price of USD $13.25 per share, the equivalent of CAD $18.95 per share, for gross proceeds of USD $75.0 million. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of USD $13.25 per share, or CAD $19.07 per share, for additional gross proceeds of USD $11.2 million. Total net cash proceeds from the common share offering were CAD$116.0 million. The Bank’s share capital increased by CAD $114.2 million corresponding to the common share offering and less tax effected issue costs in the amount of CAD $1.8 million. The Bank’s issue costs are subject to current and future tax deductions and as such the Bank has recognized a deferred tax asset corresponding to same.

In 2025, the Bank generated annual interest income of $295.7 million, NII of $116.2 million, and NIM of 2.52% on an average credit asset balance of $4.7 billion. The Bank’s increased credit activities resulted in the Bank generating net income of $28.5 million. During the year and following the year end, VersaBank declared quarterly common share dividends of $0.025 per share. Total assets at the end of fiscal 2025 were $5.8 billion.

On April 28, 2025, the Bank received approval from the Toronto Stock Exchange (“TSX”) to proceed with an NCIB for its common shares on both the TSX and Nasdaq Global Select Market (“Nasdaq”) exchanges. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares which represented approximately 8.99% of its public float. At the time, VersaBank’s directors and management believed that the market price of VersaBank’s common shares did not reflect the value of the business and its future prospects, and further, reflected a material discount to book value and as such the purchase of common shares for cancellation was a prudent corporate measure and represented an attractive investment for the Bank.

On May 29, 2025, VersaBank announced its intention to realign its corporate structure with the standard framework of a U.S. bank (the “Structural Realignment”), under which the parent holding company would be domiciled in the United States. The proposed Structural Realignment is intended to realize additional shareholder value and further mitigate risk. The proposed Structural Realignment has and is anticipated to involve significant one-time costs; however, in the longer term, it is anticipated that there will be a reduction in corporate costs, relative to the current and less efficient corporate structure. The proposed Structural Realignment is subject to approval by the Bank’s shareholders, the OCC, the Federal Reserve, the Minister of Finance (Canada), the TSX and the Nasdaq.

On August 14, 2025, VersaBank expanded its Receivable Purchase Program (“RPP”) in both the United States and Canada through the launch of a securitized financing solution for point-of-sale and other financing companies ("RPP Securitized Financing"). VersaBank's RPP Securitized Financing strategy includes investment in the senior-level tranches of target securitized credit assets, and the establishment of its own platform, offering securitization of assets originated and owned by its financing partners. This strategy is intended to capitalize on the current demand from larger point-of-sale and other financing companies for lower-cost securitized financing amidst the current interest rate environment.

On August 26, 2025, VersaBank’s wholly owned subsidiary, VersaBank USA, launched an internal pilot program in the United States for its USDVBs, the US-dollar version of its proprietary Real Bank Deposit Tokens™ ("RBDTs™") (the "USDVB Pilot Program"). The launch of the USDVB Pilot Program was a critical milestone in VersaBank USA's preparations to commercialize its USDVB in the United States.  At this time, the product was referred to as Digital Deposit Receipts and was subsequently renamed in October 2025. For the purposes of this AIF, reference to the product will be under its current name of RBDT™.

On September 16, 2025, VersaBank commenced a refresh of its previously completed pilot program for its RBDTs™ in Canada (the "CADVB Pilot Refresh"). The CADVB Pilot Refresh will be integrated with the Bank's recently initiated USDVB Pilot Program. The integration of the two pilot programs is intended to demonstrate VersaBank's ability to conduct high-speed, low-cost, highly encrypted and secure cross-border payment transactions using RBDTs™ as a 1:1 representation of actual deposits with the Bank. VersaBank expects both the CADVB Pilot Refresh and the USDVB Pilot Program to be completed by the end of calendar 2025 with commercial launch to occur as soon as possible thereafter, subject to regulatory obligations.

On October 27, 2025, VersaBank unveiled branding for its proprietary Digital Deposit Receipts to RBDTs™. The brand reflects the critical advantage of the Bank's RBDTs™ compared to stablecoins being issued by a federally licensed bank (in both Canada and the United States), which is anticipated to enable legally permitted interest payments and deposit insurance, which non-bank issued stablecoins cannot provide. The brand also reinforces the critical functional foundation that RBDTs™ are actual cash deposits with the Bank that are reflected on the blockchain.

During the two years ended October 31, 2025, 44,928 options, which were granted under the Bank’s LTIP, had been exercised for $15.90 per share. As of October 31, 2025, there were 779,734 options outstanding under the LTIP.

DESCRIPTION OF THE BUSINESS

GENERAL SUMMARY

VersaBank is a Canadian Schedule I chartered bank regulated by OSFI in Canada. Its wholly owned subsidiary, VersaBank USA, is a federally chartered bank in the U.S. regulated by the OCC. VersaBank has a branchless, digital business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its financing electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on its common equity. In March 2022, VersaBank launched its unique RPP funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, in the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minneapolis, MN-based, DRTC, a North American leader in the provision of cyber security services designed to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations, and government entities.

Following the Bank’s acquisition of SBH on August 30, 2024, the Bank has established four reportable operating segments, those being Digital Banking Canada, Digital Banking USA, DRTC and RBDT. The four operating segments are strategic business operations providing distinct products and services to different markets and are separately managed as a function of the distinction in the nature of each business. The following summarizes the operations of each of the reportable segments:

Digital Banking Canada: The Bank employs a branchless business-to-business (partner-based) model using its proprietary financial technology to address underserved segments in the Canadian and U.S. banking markets. VersaBank obtains its deposits and provides the majority of its financing electronically via innovative deposit and financing solutions for financial intermediaries.

Digital Banking USA: The Bank employs a business-to-business (partner-based) model, using its proprietary financial technology to address underserved segments of the U.S. banking market. VersaBank USA obtains its deposits and provides the majority of its financing electronically via innovative deposit and financing solutions for financial intermediaries.

DRTC (Cybersecurity): Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly owned subsidiary, DRTC, to pursue significant large-market opportunities in cybersecurity and to develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations, and government entities.

Digital Meteor: Through its wholly owned subsidiary, DRTC, VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets by the banking and financial community, including the Bank’s revolutionary RBDTs™.

DIGITAL BANKING CANADA

Financing and Lending

Receivable Purchase Program (“RPP”)

VersaBank invests in the cashflows from its network of origination partners, who offer point-of-sale loans and leases to consumers and commercial clients in various markets throughout Canada and the U.S. through its RPP Program. This business continues to indicate strong potential for growth and enhanced profitability, and further, has been structured such that the risk profile remains within the Bank’s risk appetite as a function primarily of the cash reserves retained from the Bank’s origination partners. Accordingly, VersaBank continues to allocate considerable resources to the development of innovative enhancements to maintain its competitive advantage and increase the rate of growth of this portfolio. RPP assets at October 31, 2025, were $4.0 billion.

Multi-Family Residential Loans and Other (“MROL”)

Multi-Family Residential Loans and Other are originated through a well-established network of mortgage brokers and syndication partners and through direct contact with VersaBank’s clients. These credit assets are well-secured by real estate assets primarily located in Ontario and, to a lesser extent, other Canadian provinces. VersaBank is reducing the non-core portion of this portfolio and focusing on the more attractive insured segments. The Bank’s MROL portfolio, at October 31, 2025, was $1 billion.

Funding

VersaBank has established three core low-cost diversified funding (deposit) channels that provide it with a significant cost of funds advantage: deposit brokers (previously referred to as “personal deposits”), licensed insolvency trustee firms (previously referred to as “commercial deposits”), and cash reserves retained from VersaBank’s RPP origination partners that are classified as other liabilities. Deposit brokers, consisting predominately of guaranteed investment certificates, are sourced primarily through a well-established and diversified deposit broker network that the Bank continues to grow and expand across Canada. Licensed insolvency trustee firms are sourced primarily through a customized banking solution made available to insolvency professionals in Canada. VersaBank developed innovative software that integrates banking services through a proprietary application programming interface (“API”) with market-leading software platforms used to administer insolvency and restructuring proceedings.

Capital

As at October 31, 2025, VersaBank’s common equity tier 1 ratio was 12.92% versus 11.24% as at October 31, 2024, which reflects the Bank’s treasury offering and significant growth in assets in fiscal 2025 as described previously. VersaBank, like most smaller Canadian banks, uses the Standardized Approach to calculate its risk-weighted assets. VersaBank’s financing operations focus on transactions with lower-than-average risk (as demonstrated by its long history of low provision for credit losses). VersaBank believes that the Standardized Approach does not accurately reflect the intrinsic risk in its credit asset portfolio and, consequently, VersaBank’s leverage ratio is one of the most conservative in the industry, being more than twice the average leverage ratio of the major Canadian Schedule I banks, which use the Advanced Internal Ratings-Based Approach to calculate their risk-weighted assets.

Credit Quality

VersaBank’s business strategy involves taking lower credit risk but achieving higher NIM by providing innovative, technology-based solutions and superior service in niche markets that are not well-served by the larger financial institutions. VersaBank consistently leads the Canadian bank industry with very low credit losses.

DIGITAL BANKING USA

On August 30, 2024, VersaBank, through its wholly owned subsidiary, VersaHoldings, purchased 100% of the outstanding shares of SBH (renamed VersaBank USA), acquiring approximately US$61.1 million in assets and assuming approximately US$54.1 million in deposits and other liabilities. The assets acquired were substantially comprised of an equipment financing portfolio which will be wound down in the normal course. VersaBank USA is now in the final stages of expanding its U.S. credit offerings to include a RPP that will leverage VersaBank’s extensive experience operating the RPP program for more than a decade in Canada during which time VersaBank has provided funding of just under CA $10.5 billion. The U.S. RPP is structured similarly to the Canadian RPP and will rely on a cash reserve funded from a percentage of the purchase price held back from VersaBank USA’s origination partners in order to mitigate risk to levels aligned with the Bank’s established risk appetite. The U.S. RPP is anticipated to be a key driver of long-term sustainable growth for VersaBank and is expected to be funded substantially via wholesale deposits sourced primarily via the U.S. brokered certificate of deposit (“CD”) markets. VersaBank USA’s credit assets, at October 31, 2025, were USD $315 million.

DRTC (CYBERSECURITY)

The Bank, through its wholly owned subsidiary, DRTC, offers leading in-depth cybersecurity protocols, banking and financial technology development, software and supporting systems for the purpose of mitigating exposure to the myriad of cybersecurity risks that businesses, governments, and other organizations face in the normal course of their operations. Early in its planning phase, the Bank recognized an opportunity to leverage its excess capacity and scale its operations to address large-market opportunities in the cybersecurity space, and further develop innovative solutions to address the rapidly growing volume of cyber threats challenging, not only financial institutions, but also multi-national corporations and government entities on a daily basis. DRTC is headquartered in Minneapolis, Minnesota and services clients globally. We believe DRTC’s VersaVault® product is the world’s first digital bank vault built for clients holding digital assets, designed to provide impenetrable world-class security, privacy of secured keys and client-centric access flexibility. On November 30, 2020, DRTC acquired DBG. With offices in London, Ontario, and Dallas, Texas, DBG provides corporate and government clients with a suite of IT security assurance services that range from external network, web and mobile app penetration testing through to physical social engineering engagements along with supervisory control and data acquisition (“SCADA”) system assessments, as well as various aspects of training. As a subsidiary of DRTC, DBG has and will continue to strengthen the Bank’s Business Development Partner Network and propel the growth and expansion of DRTC’s existing business.

In furtherance of the Bank’s strategic initiatives and in light of current U.S. regulatory requirements, management intends to divest of certain impermissible activities/assets housed within DRTC, which includes cybersecurity services and DBG. Certain members of management hold convertible preferred shares in DRTC. In accordance with the by-laws of DRTC, the convertible preferred shares will convert automatically, upon a change of control event, into an aggregate 28% common share ownership stake in DRTC.

DIGITAL METEOR

DRTC is a wholly owned subsidiary of VersaBank focused on delivering secure and innovative digital asset solutions within regulated financial environments. The company leverages proprietary intellectual property and blockchain technology to create products that complement VersaBank’s digital banking strategy. Its principal activities include the development of RBDTs™, which are encrypted digital representations of fiat currency deposits held with a bank. DRTC also provides VersaVault®, a secure digital vault designed for organizations requiring high-assurance storage of sensitive data, documents, and blockchain-based assets, addressing regulated custody requirements for digital assets. Operating with a strong emphasis on compliance and security, DRTC has previously achieved SOC 2 Type 1 certification for VersaVault® and ensures that RBDTs™ meet stringent regulatory standards.

SPECIALIZED SKILLS AND KNOWLEDGE / COMPETITIVE CONDITIONS

The Canadian financial services industry is highly developed and competitive. While many of Canada’s financial institutions carry on full-service banking businesses, VersaBank is highly specialized and has a relatively narrow but focused product offering. Further, the Bank believes that its products are ideally suited to the niche markets that it has chosen to operate in and, accordingly, its products are in high demand.

VersaBank competes with a variety of Canadian financial institutions, both large and small, in the various markets in which it participates. VersaBank utilizes custom and in-house designed software that provides a significant advantage in speed of delivery, versatility, and efficiency. VersaBank’s highly skilled team of software experts and financing professionals consistently provides innovative financing and deposit solutions via a digital platform with the capability to quickly and efficiently respond to changes in the marketplace. VersaBank also has in place a well-developed credit adjudication function that has resulted in it consistently achieving industry leading credit performance.

NEW SERVICES

VersaBank did not start offering any new services in 2025.

SUPERVISION AND REGULATION

VersaBank’s activities are governed by the Bank Act. In accordance with the Bank Act, banks may engage in and carry on the business of banking and such business generally as it pertains to the business of banking. OSFI is responsible for the administration of the Bank Act. The Superintendent issues guidelines regarding disclosure of a bank's financial information. The Superintendent is required to make an annual examination of each bank and to monitor each bank’s financial condition.

The Bank is also subject to regulation under the Financial Consumer Agency of Canada Act (the “FCAC Act”). The Financial Consumer Agency of Canada (the “Agency”), among other things, enforces consumer-related provisions of the federal statutes that govern financial institutions. The Commissioner of the Agency must report to the Minister on all matters connected with the administration of the FCAC Act and consumer provisions of other federal statutes. The Bank is also subject to provincial and territorial laws of general application.

The Bank is a member institution of the Canada Deposit Insurance Corporation (“CDIC”). Subject to limits, CDIC insures certain deposits held at its member institutions.

Banks, in Canada, have broad powers to invest in the securities of other corporations and entities, but the Bank Act imposes limits upon substantial investments. Under the Bank Act, a bank has a substantial investment in a body corporate when (i) the voting shares beneficially owned by the bank and by entities controlled by the bank carry voting rights in excess of 10% of all of the voting rights in the body corporate or (ii) the total of the shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to acquire and hold a substantial investment in an entity that carries on a financial service activity which the bank could have carried on itself, whether that entity is regulated or not. Further, a bank may invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions, and a bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Superintendent is required prior to making the investment. Banks may, by way of temporary investment, acquire control of, or acquire or increase a substantial investment in, an entity for a two-year period. This time period may be extended upon application to the Superintendent. In prescribed circumstances, Banks may also invest in reliance upon the Specialized Financing Entity rules set out in the Bank Act and in the Specialized Financing (Banks) Regulations. Other than for authorized types of insurance, banks may offer insurance products only through duly authorized subsidiaries and not through their branch systems. Banks are prohibited from engaging in direct automobile leasing.

The Proceeds of Crime (Money Laundering) and Terrorist Financing Act (the “Act”) is applicable to the Bank’s business in Canada. The Act implements specific measures designed to detect and deter money laundering and the financing of terrorist activities. Further, the Act sets out obligations related to deterring and detecting money laundering and terrorist financing from a global perspective, in order to minimize the possibility that the Bank could become a party to these activities. The Bank has enterprise-wide anti-money laundering and anti-terrorist financing policies and procedures which assist in reducing the risk of facilitating money laundering and terrorist financing activities.

VersaBank USA is subject to regulation in the U.S., primarily, by the OCC. Additionally, VersaHoldings, VersaBank, and VersaBank’s significant shareholder, GBH Inc. (described further below), are considered U.S. bank holding companies and subject to regulation by the Federal Reserve System under the Bank Holding Company Act of 1956.

EMPLOYEES AND PRINCIPAL PROPERTIES

As at October 31, 2025, VersaBank had 131 full-time equivalent employees. VersaBank is a digital, branchless bank with a business-to-business model. Its head office is in London, Ontario, and it has two digital technology facilities, one located at the London International Airport and the other located on the University of Saskatchewan’s campus in Innovation Place.

RISK FACTORS

The risks faced by VersaBank are described under the headings “Enterprise Risk Management” and “Factors that May Affect Future Results” in VersaBank’s 2025 MD&A, which is incorporated herein by reference. Additional risks are described in VersaBank’s Management Proxy Circular dated April 24, 2025, which is incorporated herein by reference. Both documents are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

DIVIDENDS

COMMON SHARES

Holders of Common Shares of VersaBank (“Common Shares”) are entitled to receive, as and when declared by the Board, dividends. VersaBank’s Board of Directors (the “Board”) declared the initial quarterly cash dividend on Common Shares at its meeting on November 28, 2017.

During fiscal 2023, 2024 and 2025, VersaBank maintained its quarterly dividend at $0.025 per share. Prior to this the Bank increased its quarterly dividend paid on Common Shares in each year since the Bank declared and paid its first quarterly dividends in fiscal 2018. VersaBank expects to continue paying quarterly cash dividends at a rate of $0.025 per share on the last day of January, April, July, and October in each year; however, the declaration of a dividend, and the amount thereof, are at the discretion of the Board. Although it is management’s intention that dividends be paid on Common Shares, holders of Common Shares should not assume that dividends will be paid in the future.

PREFERRED SHARES

Series 1 Preferred Shares

All of the Bank’s issued and outstanding Series 1 Preferred Shares were redeemed on October 31, 2024.

For the five-year period commencing on November 1, 2019, holders of Series 1 Preferred Shares of VersaBank (“Series 1 Preferred Shares”) were entitled to receive, as and when declared by the Board, fixed non-cumulative preferential cash dividends at the rate of $0.6772 per share per annum, or $0.1693 per share per quarter. Such dividends were paid quarterly on the last day of January, April, July, and October in each year.

The Series 1 Preferred Shares were listed and posted for trading on the TSX on October 30, 2014. The initial dividend payment on the Series 1 Preferred Shares was made by VersaBank on January 31, 2015, in the amount of $0.176 per share. Thereafter, until the five-year rate reset on October 31, 2019, VersaBank paid quarterly cash dividends to holders of Series 1 Preferred Shares at a rate of $0.175 per share.

Additional information regarding the Series 1 Preferred Shares is described within the Short Form Prospectus dated October 22, 2014 (the “Series 1 Prospectus”), which is incorporated herein by reference. The Series 1 Prospectus is available on SEDAR+ at www.sedarplus.ca.

DIVIDEND SUMMARY

The following dividends were declared for each of the three most recently completed financial years:2

Share Class	F2025	F2024	F2023
Common Shares	$3,235,072	$2,596,481	$2,610,374
Series 1 Preferred Shares	$0	$989,701	$989,701

CAPITAL STRUCTURE

VersaBank is authorized to issue an unlimited number of Common Shares and an unlimited number of non-voting preferred shares of VersaBank, issuable in series ("Preferred Shares"). Below is a summary of VersaBank’s share capital. This summary is qualified in its entirety by VersaBank’s by-laws and the actual terms and conditions of such shares.

COMMON SHARES

VersaBank commenced trading on the TSX on August 27, 2013, under the ticker symbol PWB. On May 17, 2016, the Bank’s common shares began trading on the TSX under the ticker symbol VB. VersaBank completed an initial public offering in the U.S. and commenced trading on the Nasdaq on September 24, 2021, under the symbol VBNK. On January 25, 2022, the Bank’s common shares began trading on the TSX under the ticker symbol VBNK, replacing the previous ticker symbol VB. On August 17, 2022, VersaBank commenced an NCIB to purchase up to 1.7 million common shares for cancellation for an aggregate amount not to exceed $17.8 million during the period of August 17, 2022, through August 16, 2023. The NCIB expired on August 16, 2023. On April 30, 2025, VersaBank commenced an NCIB to purchase up to 2 million common shares for cancellation for an aggregate amount not to exceed $32.1 million during the period April 30, 2025, through April 29, 2026.

There were 31,945,535 Common Shares outstanding as at October 31, 2025.

Holders of Common Shares are entitled to vote at all meetings of shareholders, except for meetings at which only holders of another specified class or series of shares of VersaBank are entitled to vote separately as a class or series.

Holders of Common Shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the Preferred Shares.

In the event of the dissolution, liquidation or winding-up of VersaBank, subject to the prior rights of the holders of Preferred Shares, and after payment of all outstanding debts, the holders of Common Shares will be entitled to receive the remaining property and assets of VersaBank.

2 Amounts rounded to nearest dollar.

PREFERRED SHARES

Preferred Shares may be issued, at any time or from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board may determine, subject to the Bank Act, VersaBank’s by-laws and any required regulatory approval.

Except with respect to amendments to the rights, privileges, restrictions, or conditions of the Preferred Shares, as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of VersaBank.

Each series of Preferred Shares ranks on a parity basis with every other series of Preferred Shares with respect to dividends and return of capital. The Preferred Shares are entitled to a preference over the Common Shares, and any other shares ranking junior to the Preferred Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of VersaBank.

Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions, and conditions attached to the Preferred Shares as a class over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined by the Board in the case of such series of Preferred Shares.

VersaBank’s Board has authorized the issuance of an unlimited number of Series 1 Preferred Shares, an unlimited number of non-cumulative floating rate Series 2 Preferred Shares (“Series 2 Preferred Shares”), an unlimited number of Series 3 Preferred Shares, and an unlimited number of non-cumulative floating rate Series 4 Preferred Shares (“Series 4 Preferred Shares”).

At this time, only Series 1 Preferred Shares have been issued by the Bank. The following is a summary of the rights, privileges, restrictions, and conditions of, or attaching to, the Series 1 and Series 2 Preferred Shares.

Series 1 Preferred Shares

During the initial five-year period ending October 31, 2019, holders of Series 1 Preferred Shares were entitled to receive preferential, non-cumulative, cash dividends, as and when declared by the Board, payable quarterly on the last day of January, April, July, and October in each year, at 7.00% per annum. Thereafter, the dividend rate reset every five years at a level of 543 basis points over the then 5-year Government of Canada bond yield. On November 1, 2019, in accordance with the Series 1 Prospectus, the dividend rate reset to 6.772% per annum.

The Series 1 Preferred Shares were not redeemable prior to October 31, 2019. On October 31, 2019, VersaBank did not, in accordance with its option, redeem any of the outstanding Series 1 Preferred Shares for cash. VersaBank may, at its option, redeem for cash all, or any part, of the then outstanding Series 1 Preferred Shares on October 31 every five years after October 31, 2019, at a price equal to $10.00 per share together with all declared and unpaid dividends to the date fixed for redemption. All such redemptions are subject to the provisions of applicable securities law, the rules of the TSX and the Bank Act, and to the prior consent of the Superintendent.

The Series 1 Preferred Shares were redeemed by VersaBank, at its option, for cash on October 31, 2024, at a price equal to $10.00 per share together with all declared and unpaid dividends to the date fixed for redemption. The redemption was subject to the provisions of applicable securities law, the rules of the TSX and the Bank Act, and to the prior consent of the Superintendent.

Series 2 Preferred Shares

The Series 2 Preferred Shares are part of VersaBank’s authorized share capital, but no shares in this series have been issued as at October 31, 2025. If issued, holders of Series 2 Preferred Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board, equal to the 90-day Government of Canada Treasury Bill rate plus 543 basis points. Additional information regarding the Series 2 Preferred Shares, including voting rights, provisions for exchange, conversion, exercise, redemption and retraction, dividend rights, and rights upon dissolution or winding-up is described within the Series 1 Prospectus.

CONSTRAINTS

The Bank Act contains restrictions on the issue, transfer, acquisition, and beneficial ownership of all shares of a chartered bank. For example, if a bank has equity of $12 billion or more, no person shall be a major shareholder of the bank, which includes a shareholder which owns, directly or indirectly, more than 20% of its outstanding voting shares of any class or more than 30% of its outstanding non-voting shares of any class. VersaBank does not meet this equity threshold and thus this restriction does not currently apply to VersaBank.

Further, no person shall have a significant interest in any class of shares of a bank unless the person first receives the approval of the Minister. Ownership, directly or indirectly, of more than 10% of any class of shares of a bank constitutes a significant interest. As of October 31, 2025, GBH Inc. (formerly 340268 Ontario Limited) owned approximately 26.64% of the Common Shares of the Bank. Approval from the Minister for GBH Inc. to have a significant interest in the common shares of VersaBank was obtained in conjunction with the closing of the Amalgamation.

VersaBank monitors the above constraints on shareholdings through various means including completion of Declaration of Ownership Forms for shareholder certificate transfer requests. If any person contravenes the above constraints on shareholdings, neither such person, nor any entity controlled by the particular person, may exercise any voting rights until the shares to which the constraint relates are disposed of. Additionally, the terms and conditions of the Series 1 Preferred Shares, the Series 2 Preferred Shares, the Series 3 Preferred Shares, and the Series 4 Preferred Shares include specific mechanics by which VersaBank is permitted to facilitate a sale of shares on behalf of such persons that are prohibited from taking delivery of shares issued upon a conversion.

The Bank Act prohibits the registration of a transfer or issue of any shares of VersaBank to, and the exercise, in person or by proxy, of any voting rights attached to any share of VersaBank that is beneficially owned by, His Majesty in right of Canada or of a province or any agent or agency of His Majesty in either of those rights, or to the government of a foreign country or any political subdivision, agent or agency of any of them.

Under the Bank Act, VersaBank is prohibited from redeeming or purchasing any of its shares or its subordinated debt, unless the consent of the Superintendent has been obtained. In addition, the Bank Act prohibits VersaBank from purchasing or redeeming any shares or paying any dividends if there are reasonable grounds for believing that VersaBank is, or the payment would cause VersaBank to be, in contravention of the Bank Act requirement to maintain, in relation to VersaBank's operations, adequate capital and appropriate forms of liquidity and to comply with any regulations or directions of the Superintendent in relation thereto.

RATINGS

On April 7, 2021, the Bank received an investment-grade Long Term Credit Rating of “A” for the Bank overall and “A-” for the issue of the NVCC-compliant fixed-to-floating rate subordinated notes (“Notes”) up to U.S. $100 million from Egan-Jones Ratings Company, a U.S. Nationally Recognized Statistical Rating Organization (“NRSRO”) and U.S. National Association of Insurance Commissioners (“NAIC”) recognized Credit Rating Provider. “A” ratings have high level of creditworthiness with low sensitivity to evolving conditions.

An explanation of the categories of each rating as at October 31, 2025, has been obtained from the respective rating agency’s website and is outlined in Appendix A, and more details may be obtained from the relevant rating agency.

A credit rating is not a recommendation to buy, sell, or hold securities, and may be subject to revision or withdrawal at any time by the credit rating agency.

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

The following VersaBank securities are listed and posted for trading on the TSX with the respective trading symbols indicated:

Common Shares                  -         VBNK

The following chart provides a summary of trading on the TSX in CAD for fiscal 2025:

COMMON SHARES
Month	High	Low	Trading Volume
Oct 2025	$17.67	$16.31	510,940
Sep 2025	$17.95	$15.11	601,281
Aug 2025	$16.24	$13.92	626,744
Jul 2025	$16.46	$15.43	309,825
Jun 2025	$16.27	$14.18	590,664
May 2025	$16.56	$15.13	347,247
Apr 2025	$16.21	$12.18	776,796
Mar 2025	$18.06	$14.00	949,721
Feb 2025	$20.72	$17.64	518,640
Jan 2025	$20.53	$18.86	657,190
Dec 2024	$25.56	$18.63	1,444,978
Nov 2024	$25.75	$20.85	757,912

VersaBank’s common shares are listed and posted for trading on the Nasdaq under the trading symbol VBNK.

The following chart provides a summary of trading on the Nasdaq in USD:

COMMON SHARES
Month	High	Low	Trading Volume
Oct 2025	$12.69	$11.67	1,435,280
Sep 2025	$13.00	$10.85	1,735,920
Aug 2025	$11.79	$10.10	2,236,869
Jul 2025	$11.94	$11.27	882,822
Jun 2025	$11.83	$10.37	1,674,428
May 2025	$12.00	$10.95	578,157
Apr 2025	$11.65	$8.51	2,093,915
Mar 2025	$12.61	$9.76	2,579,996
Feb 2025	$14.46	$12.36	1,574,820
Jan 2025	$14.33	$13.15	1,617,586
Dec 2024	$18.16	$12.98	4,256,721
Nov 2024	$18.38	$14.71	714,713

DIRECTORS AND OFFICERS

DIRECTORS

The names, municipalities of residence, positions held with VersaBank, and principal occupations of its directors, as of December 10, 2025, are as follows:

Name	Office Held and Time as Director	Principal Occupation
The Honourable Frank J.C. Newbould, K.C. Toronto, Ontario	Chair Director since April 24, 2025	Counsel, Thornton Grout Finnigan LLP Former Judge, Ontario Superior Court of Justice
David R. Taylor Ilderton, Ontario	President Director since January 18, 1993	President of VersaBank
Gabrielle Bochynek(3) Stratford, Ontario	Director since April 24, 2019	Principal, Human Resources & Labour Relations, The Osborne Group
Robbert-Jan Brabander (1)(2)(4) Richmond Hill, Ontario	Director since November 4, 2009	Managing Director of Bells & Whistles Communications, Inc. and former Chief Financial Officer & Treasurer of General Motors of Canada Limited
David A. Bratton (3) London, Ontario	Director since September 23, 1993	Retired, former President of Bratton Consulting Inc.
Peter M. Irwin (1)(2) Toronto, Ontario	Director since January 1, 2021	Retired, former Managing Director at CIBC World Markets Inc.

Name	Office Held and Time as Director	Principal Occupation
Richard H. L. Jankura (2) London, Ontario	Director since May 6, 2022	Retired, former Chief Financial Officer of Jones Healthcare Group
Arthur R. Linton (4) Kitchener, Ontario	Director since April 22, 2020	Independent Corporate Director and Lawyer
Susan T. McGovern (4) Aurora, Ontario	Interim Chief Executive Officer and Vice-Chair Director since May 6, 2011	Executive Advisor in the Ontario Ministry of Finance
Paul G. Oliver (1)(3) Markham, Ontario	Director since June 2, 2005	Retired, former senior partner of PricewaterhouseCoopers LLP

(1)	Member of the Audit Committee
(2)	Member of the Risk Oversight Committee
(3)	Member of the Conduct Review, Governance & HR Committee
(4)	Member of the Innovation and Technology Committee

Directors are elected annually and hold office until the next annual meeting of shareholders.

EXECUTIVE OFFICERS

The names, municipalities of residence, positions held with VersaBank, and principal occupations of its executive officers, as of December 10, 2025, are as follows:

Name	Office Held	Principal Occupation
David R. Taylor Ilderton, Ontario	President	President of VersaBank
Susan T. McGovern Aurora, Ontario	Interim Chief Executive Officer	Executive Advisor in the Ontario Ministry of Finance
Tammie Ashton London, Ontario	Executive Vice President	Executive Vice President of VersaBank
John Asma London, Ontario	Chief Financial Officer	Chief Financial Officer of VersaBank
Garry Clement Osgoode, Ontario	Chief Anti-Money Laundering Officer	Chief Anti-Money Laundering Officer of VersaBank
Michael R. Dixon London, Ontario	Senior Vice President	Senior Vice President of VersaBank
Brent T. Hodge London, Ontario	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of VersaBank
Saad Inam London, Ontario	Chief Credit Officer	Chief Credit Officer of VersaBank

Name	Office Held	Principal Occupation
Joanne Johnston Saskatoon, Saskatchewan	Chief Internal Auditor	Chief Internal Auditor of VersaBank
Nick Kristo London, Ontario	Senior Vice President	Senior Vice President of VersaBank
Wooi Koay London, Ontario	Chief Information Officer	Chief Information Officer of VersaBank
Elizabeth Kuranoff Delaware, Ontario	Chief Compliance Officer	Chief Compliance Officer of VersaBank
Graham Monck Clinton, Ontario	Chief Risk Officer	Chief Risk Officer of VersaBank
David Thoms London, Ontario	Senior Vice President, Receivable Purchase Program	Senior Vice President, Receivable Purchase Program of VersaBank
Jonathan Taylor Salt Spring Island, British Columbia	Chief Human Resources Officer	Chief Human Resources Officer of VersaBank

As at December 10, 2025, there were 31,945,535 issued and outstanding Common Shares. The directors and executive officers of VersaBank as a group beneficially own, directly or indirectly, or have control or direction over 1,744,777 Common Shares, representing approximately 5.46% of the total number of Common Shares outstanding.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of VersaBank, there are no material interests, direct or indirect, of any director or executive officer of VersaBank, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of VersaBank’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the last three financial years ended October 31, 2025.

TRANSFER AGENT AND REGISTRAR

VersaBank’s current registrar and transfer agent is Odyssey Trust Company (“Odyssey”), 1230 – 300 5th Avenue SW, Calgary, AB T2P 3C4.

MATERIAL CONTRACTS

Other than the underwriting agreement dated December 16, 2024, entered into with Raymond James & Associates, Inc., Keefe, Bruyette & Woods, Inc. and Roth Canada, Inc., as underwriters in respect of the Offering (the “Underwriting Agreement”), and contracts entered into in the ordinary course of business, there have been no other material contracts entered into by the Bank during its most recently completed financial year. A copy of the Underwriting Agreement is available under the Bank’s profile on SEDAR+ at www.sedarplus.ca.

EXPERTS

Ernst & Young LLP are the current auditors of VersaBank. Ernst & Young LLP have confirmed with respect to VersaBank that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to VersaBank under all relevant U.S. professional and regulatory standards.

AUDIT COMMITTEE

AUDIT COMMITTEE MANDATE

The Mandate of the Audit Committee is attached to this Annual Information Form as Appendix B.

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Audit Committee are:

(1)	Paul G. Oliver (Chair)
(2)	Peter M. Irwin
(3)	Robbert-Jan Brabander

Each member of the Audit Committee is both independent and financially literate, as such terms are defined in Canadian securities legislation.

RELEVANT EDUCATION AND EXPERIENCE

Mr. Oliver is a retired senior partner of PricewaterhouseCoopers LLP in the Financial Services Industry Practice. His practice focused on assurance, financial reporting, and business advisory services, covering a broad range of organizations, with a focus in the regulated financial services industry. Mr. Oliver was admitted to the Institute of Chartered Accountants in England and Wales in 1968. He was elected a Fellow of the Institute of Chartered Accountants of Ontario in 2003, after having been admitted to membership in 1971. Mr. Oliver is also a Certified Director of the Institute of Corporate Directors.

Mr. Irwin is a retired Canadian financial services executive with over 30 years of industry experience in a variety of roles, including investment banking, capital markets, corporate development, merchant banking, and private equity. A Managing Director at CIBC World Markets Inc. prior to his retirement in January 2017, he has worked with a wide range of corporate and government issuers and investors in the Canadian and international financial markets in many different areas. Mr. Irwin earned an Honours B.A. in Business Administration from the Ivey School of Business, Western University, in 1980.

Mr. Brabander is a businessman and former finance executive with over 20 years of industry experience in a variety of roles, including financial analysis, acquisitions and divestitures, treasury risk management, capital planning, foreign currency exposure, corporate financial accounting and reporting, and tax planning and management. He currently owns and operates a small telecommunications company in the greater Toronto area. Mr. Brabander earned a Master of Science in Economics from Erasmus University Rotterdam in 1988.

PRE-APPROVAL POLICIES AND PROCEDURES

The Board has approved an Audit Services Policy which provides that the Audit Committee shall pre-approve non-audit services and audit and non-audit related fees to be provided by the external auditor on a case-by-case basis.

AUDITOR FEES

Audit Fees

Audit fees paid to Ernst & Young LLP during the year ended October 31, 2025, for VersaBank were $3,091,000 and during the year ended October 31, 2024, were $1,053,000. Audit fees were for professional services rendered by Ernst & Young LLP for the audit of VersaBank’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees paid to Ernst & Young LLP during the year ended October 31, 2025, for VersaBank were $164,000 and during the year ended October 31, 2024, for VersaBank were $136,000. Audit-related fees were for assurance and services reasonably related to the performance of the audit of the consolidated financial statements.

Tax Fees

Fees paid to Ernst & Young LLP for tax related services during the year ended October 31, 2025, for VersaBank were $254,000 and during the year ended October 31, 2024, for VersaBank were $268,050. Tax fees were for tax compliance, tax advice and tax-planning professional services.
Ernst & Young LLP fees are exclusive of any information technology infrastructure costs and administrative support charges and applicable taxes. No other fees were paid to Ernst & Young LLP during the years ended October 31, 2025, or October 31, 2024.

All Other Fees

Non-audit-related fees paid to Ernst & Young LLP during the year ended October 31, 2025, for VersaBank were $82,000 and during the year ended October 31, 2024, for VersaBank was $195,000. Non-audit-related fees were for other advisory services.

ADDITIONAL INFORMATION

Additional information regarding VersaBank may be found on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, or at www.versabank.com.

Information, including directors’ and officers’ remuneration and indebtedness, principal holders of VersaBank’s securities, and securities authorized for issuance under equity compensation plans will be contained in the Management Proxy Circular for the Annual Meeting of Shareholders being held on or about April 1, 2026. All or a portion of any incentive-based compensation payable to the Bank’s executive officers may be deferred in accordance with the Bank’s Compensation Recoupment Policy. Additional financial information is provided in VersaBank’s consolidated financial statements and MD&A for the year ended October 31, 2025.

APPENDIX A: RATING DEFINITIONS

THE DEFINITION OF A “RATING”:

In general terms, ratings are opinions that reflect the creditworthiness of an issuer, a security, or an obligation. Creditworthiness is determined by assessing coverage of the estimated loss via current and forward-looking measurements that assess an issuer’s ability and willingness to make payments on ultimate obligations (including principal, interest, dividend or other types of distributions) per the terms of an obligation. Ratings for structured finance vehicles reflect an opinion of the ability of the pooled assets to fund repayment to investors according to each security’s stated payment obligation. Ratings are opinions based on the quantitative and qualitative analysis of information sourced and received by Egan-Jones, which information is not audited or verified by Egan-Jones. Ratings are not buy, hold or sell recommendations and do not address the market price of a security. Ratings may be upgraded, downgraded, placed under review, confirmed and discontinued.

Long Term Credit Ratings

AAA

Egan-Jones expects AAA ratings to have the highest level of creditworthiness with the lowest sensitivity to evolving credit conditions.

AA

Egan-Jones expects AA ratings to have a higher level of creditworthiness with very low sensitivity to evolving credit conditions.

A

Egan-Jones expects A ratings to have the high level of creditworthiness with low sensitivity to evolving credit conditions.

BBB

Egan-Jones expects 'BBB' ratings to have the moderate level of creditworthiness with moderate sensitivity to evolving credit conditions.

BB, B, CCC, CC, and C

Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

Egan-Jones expects BB ratings to have a low level of creditworthiness with high sensitivity to evolving credit conditions.

B

Egan-Jones expects B ratings to have a lower level of creditworthiness with higher sensitivity to evolving credit conditions.

CCC

Egan-Jones expects CCC ratings to have a lowest level of creditworthiness with highest sensitivity to evolving credit conditions.

CC

Egan-Jones expects CC ratings to have the lowest level of creditworthiness and some expectation of recovery.

C

Egan-Jones expects C ratings to have the lowest level of creditworthiness and little expectation of recovery.

D

Egan-Jones expects D ratings to have the no determinable level of creditworthiness with uncertain recovery expectations.

Plus (+) or minus (-)

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Egan-Jones's does not rate a particular obligation as a matter of policy.

EJR derives its "watch" assignments from the difference between the current and projected ratings. No difference between the two results in a "stable" watch, a higher projected rating results in a "positive" or "POS" watch and a lower projected rating results in a "negative" or "NEG" watch. The absence of a projected rating results in a "developing" or "DEV" watch. The addition of a POS or NEG is at the discretion of the analyst or Rating Committee and usually results from the direction the rate is expected to move over time.

For structured finance ratings, EJR will assign the "(sf)" modifier to any related ratings. Where applicable, a "AAA" rating in structured finance would be denoted by a "AAA(sf)"; the "(sf)" symbol only indicates that the security is a structured finance instrument. The following asset types are generally considered SF transactions and would therefore be assigned the "sf" modifier: asset-backed securities (ABS), residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), insurance securitizations, and asset-backed commercial paper (ABCP) programs. The list presented here is not intended to be all inclusive or an exhaustive list of SF securities that would carry the "(sf)" symbol.

Egan-Jones Ratings Company ("EJR") is not licensed as a nationally-recognized statistical rating organization ("NRSRO") in respect of "asset-backed securities" (as defined by the Securities and Exchange Commission) and any rating issued by EJR in respect of asset-backed securities is not issued or maintained by EJR in its capacity as an NRSRO.

Short-Term Credit Ratings

A-1

A-1 ratings have the highest short-term creditworthiness.

A-2

A-2 ratings have a higher short-term creditworthiness.

A-3

A-3 ratings have moderate short-term creditworthiness.

B

B ratings have a low short-term creditworthiness.

C

C ratings have the lowest short-term creditworthiness.

D

D ratings have no discernable short-term creditworthiness.

APPENDIX B: AUDIT COMMITTEE MANDATE

Purpose

The Audit Committee is responsible for assisting the Bank’s Board of Directors (the “Board”) in its oversight of (i) the integrity of the Bank’s financial statements, public documents, and other financial filings; (ii) the qualifications, performance and independence of the external auditors; (iii) the performance of the Bank’s Chief Financial Officer and internal audit function; and (iv) internal controls that are appropriately designed and operate effectively.

Organization of the Audit Committee

The Audit Committee shall be comprised of not less than three directors, one of whom shall serve as the Chair of the Committee. Each member of the Audit Committee must be independent, financially literate, and unaffiliated directors i ii iii.

Meetings of the Audit Committee

In order for the Committee to transact business, a majority of the members of the Committee must be present. The Committee shall meet at least once each quarter and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate.

There shall be an in-camera session at each quarterly Committee meeting with only independent directors present.

Committee members are expected to devote the appropriate amount of time necessary to review meeting materials such that they are able to engage in informed discussion and make informed decisions.

Reporting to the Board

The Committee shall present a verbal summary report of matters discussed at each of its meetings at the next following meeting of the Board of Directors with respect to its activities with such recommendations as are deemed desirable in the circumstances. In addition, the Committee may call a meeting of the Board of Directors to consider any matter that is of concern to the Committee.

Resources and Authority

The Audit Committee has the authority to engage and compensate any outside advisor that is determined to be necessary to permit them to carry out these duties, provided such compensation does not exceed $10,000 in any fiscal year. Should the compensation of an outside advisor exceed $10,000 in any fiscal year the prior approval of the Board will be required.

Duties and Responsibilities of the Audit Committee

The members of the Audit Committee are charged with the following duties:

1.	Financial Statements, Public Documents & Other Financial Filings

a)	Review such documents as needed to comply with regulatory requirements relevant to the Audit Committee, and report to the Board of Directors where approval of the documents by the Board is required.
b)	Review new accounting policies and amendments to existing accounting policies before recommending them to the Board of Directors for approval.
c)	Approve the interim quarterly financial statements and MD&A.
d)	Concur with the annual financial statements and the annual MD&A before recommending them to the Board of Directors for approval.
e)	Review and approve the interim quarterly and annual Basel III Pillar 3 Disclosures Report before public disclosure.
f)	Review the interim and annual earnings press releases before public disclosure.
g)	Review the Annual Information Form before recommending it to the Board of Directors for approval.
h)	Review the Monthly Reporting Package for the most recent quarter for which interim quarterly financial statements for the Bank are being issued.
i)	Review quarterly, management’s assessment of the appropriateness of the expected credit loss allowance.
j)	Review such investments and transactions that could adversely affect the well-being of the Bank as the auditor or auditors or any officer may bring to the attention of the Committee.

2.	Disclosure

a)	Concur with the Mandate of the Disclosure Committee before recommending it to the Board of Directors for approval.
b)	Review and approve the Corporate Disclosure Policy and all amendments thereto before recommending it to the Board of Directors for approval.
c)	Review the Disclosure Controls and Procedures.

3.	Internal Audit

a)	Review and concur in the appointment, replacement or dismissal of the Chief Internal Auditor.
b)	Concur with the Mandate of the Internal Audit Function before recommending it to the Board of Directors for approval.
c)	Annually approve a comprehensive risk-based audit plan as submitted by the Chief Internal Auditor.
d)	Ensure there are no unjustified scope or resource restrictions or limitations on the Internal Audit function.
e)	Receive communications from the Chief Internal Auditor about the Internal Audit Function including its performance relative to its plan.

f)	Review the Internal Audit NIE Variance Report and the Professional Fees Paid to Internal Audit Co-Source Partners Report following the Finance department’s review and concurrence.
g)	Review all internal audit reports as submitted by the Chief Internal Auditor.
h)

Participate in discussions with the Chief Internal Auditor and senior management about the ‘essential conditions’, described in the Global Internal Audit Standards, which establish the foundation that enables an effective internal audit function.

i)	Receive updates from the Chief Internal Auditor on the status of management’s implementation of the recommendations within the internal audit reports.
j)	Meet with the Chief Internal Auditor and with management to discuss the effectiveness of the internal control procedures established.
k)	Annually, review the Mandate of the Internal Audit Function and evaluate the effectiveness of the Chief Internal Auditor and contribute to his or her Annual Performance Appraisal.
l)	Meet with the Chief Internal Auditor in camera at the conclusion of each regularly scheduled meeting of the Committee.

4.	External Audit

a)

Concur with the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services before recommending them to the Board of Directors.

b)	Meet with the external auditor to review the Audit Planning Memorandum and annually approve the Audit Planning Memorandum.
c)	Concur with the compensation of the external auditor before recommending it to the Board of Directors for approval.
d)	Pre-approve services and expenditures to the external auditor, in accordance with the Audit Services Policy.
e)

Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting.

f)	Meet with the external auditor or auditors to discuss the annual financial statements and the returns and transactions referred to in this Mandate.
g)	Annually review all amounts paid to the external auditor and other accounting firms in the previous year.
h)	Identify, evaluate by performing annual assessments and periodic comprehensive assessments and, where appropriate, recommend to the shareholder(s), replacement of the external auditor.
i)	Annually report to the Board on the effectiveness of the external auditor.
j)	Concur with hiring policies regarding partners, employees and former partners and employees of the present and former external auditor before recommending them to the Board of Directors for approval.
k)	Concur with the hiring of a partner, employee or former partner or employee of the present or former external auditor before recommending it to the Board of Directors for approval.
l)	Meet with the external auditor in-camera at the conclusion of each regularly scheduled meeting of the Committee.

5.	Capital Management

a)	Review, at least annually, the Bank’s policies and procedures with respect to capital management and receive management reports regarding adherence to same.
b)	Review and recommend to the Board for approval the annual Internal Capital Adequacy Assessment Process document of the Bank.
c)	Annually, prepare and submit to the Board of Directors an Annual Report which includes a statement from the Chief Internal Auditor that the Capital Management policy is being complied with.

6.	Complaints and Confidential Reporting

a)	Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters.
b)	Establish procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or audit matters.

7.	Anti-Money Laundering and Anti-Terrorist Financing

a)	Oversee the Bank’s Anti-Money Laundering and Anti-Terrorist Financing (“AML/ATF”) program and monitor its effectiveness on a regular basis.
b)	Be satisfied that the Chief Anti-Money Laundering Officer (“CAMLO”) has the necessary resources to carry out CAMLO responsibilities.
c)	Review and recommend to the Board for approval, the Bank’s AML/ATF Policy, and all changes to the Policy.
d)	At least annually, conduct a review of the AML/ATF Policy.
e)	Receive information from the Bank’s CAMLO on the inherent money laundering (“ML”) and terrorist-financing (“TF”) risks associated with the Bank’s activities at least once every two years.
f)	Receive information from the CAMLO on self-assessments of the ML and TF risk controls implemented by the Bank at least annually.
g)	Receive an annual report from the CAMLO on compliance with the Bank’s AML/ATF policy.
h)	Receive a quarterly AML Risk Rating Report Summary from the CAMLO.
i)	Receive reports from the CAMLO as to transactions reported to FINTRAC or submitted to any law enforcement agency.
j)	Receive information from the CAMLO on significant changes to AML/ATF legislative requirements.
k)	The Committee shall have unfettered access to the CAMLO.
l)	Receive results of the Chief Internal Auditor’s independent effectiveness testing of the Bank’s AML/ATF program at least once every two years.
m)	Report to the Board of Directors on information and reports received from the CAMLO and the Chief Internal Auditor.
n)	Annually, review the mandate of the CAMLO and evaluate the effectiveness of the CAMLO and contribute to his or her Annual Performance Appraisal.
o)	Meet with the CAMLO in-camera at least bi-annually.

8.	Internal Controls

a)	Require management to implement and maintain appropriate internal control procedures.
b)

Review, evaluate and approve the internal control policies and procedures at least annually, and receive management reports regarding adherence to same to ensure internal controls are appropriately designed and operate effectively.

9.	Other Duties

a)	Annually, evaluate the effectiveness of the Chief Financial Officer and contribute to his or her Annual Performance Appraisal.
b)

Regarding matters falling under the Mandate of the Audit Committee, be aware of increased reputational risk to the Bank which can potentially impact the Bank’s image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

c)	Review regulatory reviews regarding matters falling under the Mandate of the Audit Committee and the status of management’s responses to any noted issues.
d)	On an annual basis review the policies relating to matters falling under the Mandate of the Audit Committee and report to the Board of Directors.
e)	Institute and oversee special investigations as needed.
f)	Perform other activities related to the Mandate as requested by the Board of Directors.
g)	Confirm annually to the Board of Directors that all responsibilities outlined in the Mandate have been carried out.
h)	Taking into account the recommendation of the Conduct Review, Governance, and Human Resources Committee, elect and approve the Chair of the Audit Committee.

i A director is independent if he or she meets the independence criteria as set out in the Bank’s Director Independence Policy, including the subsection entitled “Additional Considerations for Audit Committee Members”.

ii Financially literate means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of accounting issues that can reasonably be expected to be raised by the financial statements.

iii If the death, disability or resignation of a member has resulted in a vacancy of the Committee that the Board is required to fill, a Committee member appointed to fill such vacancy is exempt from the requirement for a period ending on the later of the next annual meeting and the date that is six months from the day the vacancy was created, so long as the Board has determined that a reliance on this exemption will not materially adversely affect the ability of the Committee to act independently and to satisfy its other requirements.